355 South Grand Avenue, Suite 100 Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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March 20, 2020 VIA EDGAR AND HAND DELIVERY	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Eric Envall

Sandra Hunter Berkheimer

Staff Attorneys

Office of Life Sciences

Re:      Mission Produce, Inc.

Submission No. 2 of Draft Registration Statement on Form S-1

Submitted February 13, 2020

CIK No. 1802974

Ladies and Gentlemen:

On behalf of our client, Mission Produce, Inc. (the “Company”) we are hereby submitting to the Securities and Exchange Commission (the “Commission”), on a confidential basis, a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Submission No. 2”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis on February 13, 2020 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on March 11, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Except for page numbers appearing in the headings and Staff comments below (which are references to the Draft Submission), all page references herein correspond to the page of Submission No. 2.

Draft Registration Statement on Form S-1 submitted on February 13, 2020

March 20, 2020

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that as of the date of this letter neither the Company nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act, as amended (the “Securities Act”). If any written communications are presented to potential investors, either by the Company or by anyone authorized to do so on the Company’s behalf, subsequent to the date of this letter in reliance on Section 5(d) of the Securities Act, the Company hereby undertakes to supplementally provide the Staff with copies of all such written communications.

2.	Please provide the disclosure required by Item 505(a) of Regulation S-K regarding the determination of the offering price when this information is available.

Response: In response to the Staff’s comment, the Company has revised page 98 to highlight the disclosure required by Item 505(a) regarding the determination of the offering price.

Risk Factors, page 16

3.	Please describe here, or elsewhere in your filing as appropriate, any material impact that you believe the United States-Mexico-Canada Agreement will have on your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17.

Use of Proceeds, page 32

4.

We note your disclosure on page 7 that you have plans to open a new distribution and ripening center in Texas. To the extent you intend to use a portion of your proceeds to specifically fund this new center, please revise your Use of Proceeds section accordingly or advise why you are not required to do so.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the opening of the distribution and ripening center in Texas is scheduled for mid-2021 at an approximate cost of $50.0 million, approximately $780,000 of which had been expended as of January 31, 2020. The Company plans to fund the remainder of the development of this new center with cash on hand and/or borrowings under its revolving credit facility, regardless of whether this initial public offering is consummated. As a result, the Company believes it is not required to revise the Use of Proceeds to include the new center.

March 20, 2020

Executive Officers and Directors, page 62

5.

In the chart on page 62, please identify who currently serves as your chairman of the board. If you do not have a chairman of the board, please provide such details in your Board Leadership Structure section on page 64. Please refer to Item 407(h) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised pages 67 and 68 to reflect Steve Beebe’s role as Chairman of the Board.

6.	Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 69.

2019 Bonuses, page 69

7.

We note your disclosure that in 2019, Messrs. Barnard, Giles and Wileman were each eligible to receive an annual cash incentive bonus based on an operating income objective. Please revise to disclose the operating income objective(s), as well as the material terms that the board considers when determining if it should make a downward or upward adjustment to the bonus award.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75.

Certain Relationships and Related Party Transactions, page 78

8.

We note your disclosure that in October 2017 you sold a cold storage and packing facility to a group of limited liability companies whose ownership includes key management personnel of you for $7,000,000. Please identify the “key management personnel” to which you refer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84.

Choice of Forum, page 81

9.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the Company has revised pages 31, 87 and 88 to clarify that the forum selection provision does not apply to actions arising under the Securities Act or Exchange Act.

March 20, 2020

Underwriting, page 90

10.	Please revise to identify each underwriter you have a material relationship with and state the nature of the relationship. Please refer to Item 508 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 100 to identify the underwriters with which it has a material relationship as lenders under its credit facility.

Note to Consolidated Financial Statements

Note 4. Acquisitions, page F-16

11.

Please revise to provide additional disclosure about how you calculated the $62 million remeasurement gain on the step-up of the non-controlling pre-acquisition interest in Grupo Arato. Discuss whether the $240 million fair value attributed to Grupo Arato included any control or acquisition premium added to the value of the previously held interest. In that regard, we see that you use the same valuation in determining the fair value of consideration issued to acquire the 50% interest in Grupo Arato.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page F-33 to explain how it calculated the $62 million remeasurement gain on the step-up on the non-controlling pre-acquisition interest in Grupo Arato. The Company advises the Staff that in determining the fair value of the $240 million of consideration allocated to Grupo Arato, the Company considered if there needed to be a control or acquisition premium added to the fair value of the previously held interest based on generally accepted valuation practices in the industry and relevant guidance such as the Appraisal Foundation’s “The Measurement and Application of Market Participant Acquisition Premiums.” The value indication produced under the Income Approach utilized market participant cash flows that maximize returns to investors. Given the nature, status, location of Grupo Arato’s operations, current management, historical and projected levels of working capital and capital expenditures, and because Grupo Arato’s historical and projected profitability margins represented the high-end levels of profitability as compared to the publicly traded guideline companies, it was determined that further enhanced cash flows or a reduced cost of capital would not be applicable associated with control. The Company determined that the economic rights associated with control for the minority and controlling interests are similar in that the forecast reflects market participant assumptions under current management that already maximizes return and that any returns to either set of interests would be similar upon an exit event. Based on these considerations, the Company determined that a control or acquisition premium did not need to be added to the 50% acquired interest in Grupo Arato.

March 20, 2020

12.

You recorded $76 million of goodwill as a result of the acquisition of the remaining 50% of Grupo Arato. Please tell us why no other intangible assets were recognized in accordance with ASC 805-20-25-10.

Response: In response to the Staff’s comment, the Company respectfully advises that in connection with the Company’s acquisition of the remaining 50% interest in Grupo Arato, it considered if there were identifiable intangible assets other than goodwill that should have been recognized in accordance with ASC 805-20-25-10. The only material intangible asset that was identified apart from goodwill was the value of Grupo Arato’s customer relationship with the Company. Historically, the Company acquired substantially all of the supply of fruit produced by Grupo Arato at fair value prior to the acquisition of the remaining 50% interest. Because of this pre-existing relationship between the Company and Grupo Arato, the Company did not recognize a customer-relationship intangible asset. This is because the customer relationship no longer existed after the acquisition (i.e., the Company would not record a customer relationship with itself as a result of the business combination). In addition, there was no contractual payment related to the extinguishment of the customer relationship that would have resulted in a loss to be recorded outside of purchase accounting. We believe that the guidance in ASC 805-10-55-32 demonstrates that a separate intangible asset for the customer relationship should not be recognized and should be reflected as a component of goodwill.

13.

You recognized issuance of 700,182 shares for $111.96 million (page F-18) or approximately $15.99 per share at September 20, 2018. You determined the fair value of your common stock as of October 29, 2019 to be $239.28 per share (page F-29). Please explain to us what caused the per share fair value increase from $15.99 per share to $239.28 per share quantifying each change.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it recognized the issuance 700,182 shares of the Company’s common stock for $111.96 million, or approximately $159.90 per share at September 20, 2018, and determined the fair value of its common stock as of October 29, 2019 to be $239.28 per share. The reason for the fair value increase from $159.90 per share to $239.28 per share is primarily due to certain changes that had been made in how the Company is managed subsequent to September 2018 that resulted in increased profitability and upwardly revised profitability margin expectations going forward that were realized during fiscal 2019. Specifically, we made management and personnel changes in our sales and sourcing teams that improved our approach to managing customer requirements that enabled us to be better manage volume and margin growth.

Additionally, since September 2018, the Company began taking the necessary steps to prepare for an IPO, which include meeting with investment bankers and discussing timing expectations. As such, the increase in value considers these factors. Further, based on this, our time to a liquidity event was moved up and the likelihood of an IPO became greater since September 2018 which resulted in a lower discount for lack of marketability.

March 20, 2020

14.

As disclosed in Note 4 you issued 700,182 shares of the Company’s common stock on September 20, 2018. The Statement of Shareholders’ Equity shows issuance of 703,627 shares. Tell us why you have aggregated other share issuances with the 700,182 shares on the Statement of Shareholders’ Equity.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that included in the share issuances of 703,627 shown in the statement of shareholders’ equity were 3,445 shares of common stock that were issued to settle a bonus payment. The Company aggregated the shares issued to settle the bonus payment with the 700,182 shares issued as consideration in connection with the Grupo Arato acquisition because the shares issued to settle the bonus payment were not material. In addition, the Company included in its supplemental non-cash disclosures on page F-22 a disclosure stating that stock was issued in lieu of a bonus payment. The Company has revised this disclosure to indicate that 3,445 shares were issued in connection with the settlement of the bonus liability and that 700,182 shares were issued as consideration related to the Grupo Arato acquisition so that a reader can reconcile the total number of shares issued per the statement of shareholders’ equity back to the supplemental disclosure in cash flow statement and in the footnotes.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk of LATHAM & WATKINS LLP

cc:	Stephen Barnard, Mission Produce, Inc.
Bryan Giles, Mission Produce, Inc.
Brent Epstein, Latham & Watkins LLP
Richard Truesdell, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP